AMERTHAI MINERALS INC.
                           Foursons Inn, Rambutri Road
                        Pra Nakorn Bangkok 10200 Thailand
                       Telephone & Facsimile (888)520-6922
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                                                               November 12, 2010

Mr. Parker Morrill
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Amerthai Minerals, Inc.
    Registration Statement on Form S-1
    File No. 333-167094

Dear Mr. Morrill,

Pursuant to Rule 477(a), promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Amerthai Minerals, Inc. (the "Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-167094), which was originally filed with the Securities and Exchange Commission on May 26, 2010, Amendment Number One on July 30, 2010 and Amendment Number Two on September 15, 2010.

Due to the length of time the registration process has taken, with related costs and expenses, and the directors being required to loan the company funds which they are no longer able to do, the directors have determined it would be in the company's best interests to withdraw the Registration Statement given the lack of available funding. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. No securities were sold in connection with the offering.

Sincerely,


/s/ Bancha Luangaram
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Dr. Bancha Luangaram
President & Director